Exhibit 99.1

argenx Announces Planned Transition of Chief Operating Officer

• Karen Massey appointed as Chief Operating Officer, effective March 13, 2023
• Keith Woods to retire and serve as Advisor on argenx Board of Directors

March 2, 2023

Amsterdam, the Netherlands — argenx (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, today announced that Karen Massey will join argenx as Chief Operating Officer, effective March 13, 2023. Ms. Massey will succeed Keith Woods, who will remain at argenx for a transition period to support the launch of subcutaneous efgartigimod, after which he will retire and serve as a strategic advisor on the Commercial Committee of the argenx Board of Directors.

“Karen brings extensive commercial launch and leadership experience to argenx, specifically within neurology and autoimmune disease. Most recently, her leadership accelerated the post-launch performance of Ocrevus in multiple sclerosis, a dynamic market that is often compared to myasthenia gravis. Karen has a genuine passion for innovation and an ability to inspire large, diverse and global teams to deliver results by creating a sense of shared purpose and community,” commented Tim Van Hauwermeiren, Chief Executive Officer at argenx. “Karen's appointment is the result of careful succession planning and a thorough process to find the right leader at this important time in our company history. I am confident that she will make a significant impact at argenx as we work together to bring innovative medicines to patients.”

“I would like to extend a warm thank you to my friend and colleague, Keith Woods, who joined the company in 2018 with a commitment to build a global infrastructure ahead of our first commercial launch. He accomplished this and so much more – leading us through a very successful first launch-year while always inspiring our colleagues to keep the patient at the center of everything we do. I wish him well in his much-deserved next phase of life and look forward to his ongoing contributions as an advisor on our Board,” continued Mr. Van Hauwermeiren.

Ms. Massey has over 20 years’ experience in the pharmaceutical and biotechnology industry with an impressive breadth of experience across commercial, product development, corporate strategy & innovation. She joins argenx from Genentech (Roche Group), where she most recently served as Senior Vice President of Product Development and Global Clinical Operations. In this capacity, she led a global organization of more than 2,000 people across 24 countries and was accountable for operationalizing over 300 clinical trials within oncology, neuroscience, infectious diseases, immunology and ophthalmology. During her 9-year tenure at Genentech, Ms. Massey held various commercial leadership roles across marketing and business operations, including as the Vice President of the Multiple Sclerosis and Neuromyelitis Optica business, leading the team to accelerate the post-launch performance of Ocrevus. Ms. Massey started her biopharmaceutical career in marketing at Pfizer and returned there, after two years as a management consultant at Bain, to take on leadership positions in corporate strategy, sales and as a commercial lead in Latin America. Ms. Massey holds a Bachelor of Economics from the University of Sydney and a Master of Business Administration from the New York University Stern School of Business.

“argenx has demonstrated incredible growth transitioning from a research and development organization to an integrated, immunology company. This success has been built on a commitment to creating patient value through innovation. I am very excited by the opportunity to continue to build on that foundation as we look to realize the full potential of VYVGART and the pipeline candidates within our commercial franchises,” commented Ms. Massey.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first-and-only approved neonatal Fc receptor (FcRn) blocker in the U.S., the EU and Japan. For more information, visit www.argenx.com and follow us on LinkedIn, Twitter, and Instagram.

For further information, please contact:

Media:

Erin Murphy

EMurphy@argenx.com

Investors:

Beth DelGiacco

bdelgiacco@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “hope,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes concerning the impact of the transition of the chief operating officer; argenx’s ability to bring innovative medicines to patients and the potential of VYVGART and the pipeline candidates within argenx’s commercial franchise. By their nature, forward-looking statements involve risks and uncertainties, and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.